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RECEIVED APR 29 2015 SEC MAIL PROCESSING WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 WEST 200 SOUTH, SUITE 202
(No. And Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK FERGUSON (801) 364-6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100	Logan	Utah	84321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

STATE OF UTAH
COUNTY OF SALT LAKE

DANIEL MUSSER
Notary Public
State of Utah
Comm. No. 678883
My Comm. Expires Sep 4, 2018

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACAP FINANCIAL, INC.
TABLE OF CONTENTS

ACAP FINANCIAL, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2014 and 2013

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ACAP Financial, Inc.

We have audited the accompanying financial statements of ACAP Financial, Inc. (the Company) (a Utah corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ACAP Financial, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 27, 2015

ACAP FINANCIAL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
Assets		
Cash	$ 328,653	226,348
Securities owned	-	25,000
Receivables	187,760	146,606
Deposits with clearing organizations	100,000	150,000
Deposits	-	1,205
Furniture and equipment, at cost,		
Less accumulated depreciation of $68,447 and $68,018	-	429
Total Assets	$ 616,413	549,588
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$ 181,062	143,127
Trading deposits from sales representatives	15,000	30,000
Total Liabilities	196,062	173,127
Commitments, Contingencies, and Guarantees		
Subordinated borrowings	100,000	100,000
Stockholder's Equity		
Common stock, .01 par value; 100,000 shares		
authorized, 50,000 shares issued and outstanding	500	500
Additional paid-in capital	999,500	999,500
Accumulated deficit	(679,649)	(723,539)
Total Stockholder's Equity	320,351	276,461
Total Liabilities and Stockholder's Equity	$ 616,413	549,588

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Commissions	$ 2,387,096	1,465,235
Ticket charges	205,905	281,034
Other income	57,639	102,552
Interest income	75	27
Realized and unrealized losses, net	(1,875)	(46,160)
Total Revenues	2,648,840	1,802,688
Expenses:		
Employee compensation and benefits	1,987,108	1,283,001
Regulatory and clearing fees	207,988	245,438
Other general and administrative expenses	101,171	100,741
Communications and data processing	8,683	22,057
Total Expenses	2,304,950	1,651,237
Net Income	$ 343,890	151,451

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2013	50,000	$ 500	$ 999,500	$ (724,990)	$ 275,010
Dividends	-	-	-	(150,000)	(150,000)
Net income	-	-	-	151,451	151,451
Balance, December 31, 2013	50,000	500	999,500	(723,539)	276,461
Dividends	-	-	-	(300,000)	(300,000)
Net income	-	-	-	343,890	343,890
Balance, December 31, 2014	50,000	$ 500	$ 999,500	$ (679,649)	$ 320,351

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
Years Ended December 31, 2014 and 2013

Subordinated borrowings at January 1, 2013	$	100,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2013		100,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2014	$	100,000

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows From Operating Activities:		
Net Income	$ 343,890	151,451
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	429	132
(Increase) decrease in:		
Securities owned	25,000	184,507
Receivables	(41,154)	(43,916)
Deposit with clearing organizations	50,000	-
Deposits	1,205	-
Increase (decrease) in:		
Accounts payable and accrued liabilities	37,935	(43,473)
Trading deposits from sales representatives	(15,000)	-
Net Cash Provided by Operating Activities	402,305	248,701
Cash Flows From Investing Activities:	-	-
Cash Flows From Financing Activities:		
Dividends paid	(300,000)	(150,000)
Net Cash Used in Financing Activities	(300,000)	(150,000)
Net Increase in Cash	102,305	98,701
Cash, Beginning of Year	226,348	127,647
Cash, End of Year	$ 328,653	226,348

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACAP Financial, Inc. (the Company) is a securities broker-dealer located in Salt Lake City, Utah dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Security trades are made with both customers and other security brokers and dealers located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains/losses, determined using specific identification method, are included in operations.

Receivables

Receivables are recorded on a trade date basis, which is the day each transaction is executed.

Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Furniture and Equipment

Items capitalized as furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of five to seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in securities and these transactions are recorded on the trade date, as if they had settled. Commissions earned on securities transactions and related expenses are also recorded on a trade-date basis.

Income Taxes

The Company, with the consent of the stockholder, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholder reports the entire corporate taxable income on his individual tax returns.

ACAP FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Tax years 2011, 2012, and 2013 remain open to examination by the U.S. Internal Revenue Service and by state taxing authorities.

Cash Flows
For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Management Estimates in Preparation of the Financial Statements
The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Receivables consist of the following:

	2014	2013
Receivable from shareholder	$ 159,185	84,003
Commission receivable	19,500	-
Receivable from sales representatives	9,075	62,603
	$ 187,760	146,606

Accounts payable and accrued liabilities consist of the following:

	2014	2013
Accounts Payable	$ 149,589	107,064
Payroll and taxes payable	31,473	36,063
	$ 181,062	143,127

ACAP FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2014	2013
Furniture and office equipment	$ 68,447	68,447
Less accumulated depreciation	(68,447)	(68,018)
	$ -	429

NOTE 4 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through one broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits with Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $100,000 at all times (deposit of $150,000 required in 2013). Any amounts in excess of this minimum deposit are considered cash equivalents.

NOTE 5 SECURITIES OWNED

Securities owned in the form of available for sale securities are recorded at fair market value and consist of the following:

	2014	2013
Securities, at cost	$ -	94,000
Unrealized holding loss	-	(69,000)
Securities, at fair value	$ -	25,000

NOTE 6 FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6 FAIR VALUE MEASUREMENTS (continued)

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

During the year ended December 31, 2014 the Company liquidated their marketable securities. The Company's financial assets carried at fair value for the year ended December 31, 2013, are as follows:

	December 31, 2013		
	Level 1	Level 2 & 3	Total
Common Stocks:			
Health care	$ 25,000	-	25,000
	$ 25,000	-	25,000

The fair value of common stocks is based on the closing price reported on the active markets on which the individual securities are traded.

NOTE 7 SUBORDINATED BORROWINGS

The Company has a non-interest bearing subordinated demand payable to a shareholder in the amount of $100,000 as of December 31, 2014 and 2013, respectively.

NOTE 8 SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2014 and 2013, the Company paid no interest.

NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $232,591, which was $132,591 in excess of its required net capital of $100,000. At December 31, 2014, the Company's net capital ratio was 0.84 to 1.

NOTE 11 SUBSEQUENT EVENTS

The Company evaluated its December 31, 2014 financial statements for subsequent events through the date the financial statements were issued. Other than the event noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

On January 9, 2015, the Company's subordinated borrowings of $100,000 were repaid and as a result the Company will no longer receive beneficial net capital treatment for the value of the subordinated loan.

SUPPLEMENTARY INFORMATION

Schedule 1

ACAP FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

NET CAPITAL:		
Total ownership equity	$	320,351
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		320,351
Additions for subordinated borrowings and other credits		100,000
Total capital and allowable subordinated borrowings		420,351
Deductions for non-allowable assets		(187,760)
Net capital before haircuts on securities positions		232,591
Haircuts on securities		-
Net capital	$	232,591
AGGREGATE INDEBTEDNESS		
Total liabilities from Statement of Financial Condition	$	196,062
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	132,591
Excess net capital at 1000% (Net capital less 120% of minimum required)	$	112,591
Ratio of aggregate indebtedness to net capital		0.84 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	232,591
Reconciling items		-
Net capital per above	$	232,591

Schedule 2

ACAP FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

ACAP FINANCIAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ACAP Financial, Inc.

We have audited the accompanying financial statements of ACAP Financial, Inc. (the Company) (a Utah corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ACAP Financial, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

ACAP FINANCIAL INC.
DISCOUNT BROKERAGE • STOCK TRADING • INVESTMENT BANKING
MEMBERS NASD • SIPC

Exemption Report

ACAP Financial Inc. (the Company) is exempt from 17 C.F.R. 240.15c3-3 per provision (2) (ii) of 17 C.F.R. 240.15c3-3(k). The Company, as an introducing broker and dealer, clears a;; transactions for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the account of such customers and maintains and preserves such books and records pertaining thereto. The Company met the identified exemption provision in 17 C.F.R 240.15c3-3(k) throughout the year ended December 31, 2014 without exception.

ACAP Financial, Inc.

57 WEST 200 SOUTH • AMERICAN PLAZA II • STE 202 • SALT LAKE CITY • UTAH 84101
TELE. 801-364-6650 • TELEFAX 801-364-6657

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
ACAP Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by ACAP Financial, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check numbers 2097 and 2051), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 27, 2015